Production Restarted at McCreedy West and

Regular Ore Shipments Commence

TORONTO, ONTARIO - September 12 2003: FNX Mining Company Inc. (FNX-TSX/AMEX) and Dynatec Corporation (DY-TSX) report that the Sudbury Joint Venture has restarted production at the McCreedy West Mine and resumed regular shipments of ore to Inco’s Clarabelle Mill on September 9, 2003. Ore shipments to the mill will initially average about 400 tons per day and incrementally increase to 1000 tons per day by mid 2004.

During the three month labour dispute at Inco’s operations in Sudbury, the Sudbury Joint Venture did not deliver ore to the Clarabelle Mill but continued mining on the copper-platinum-palladium-gold 700 Deposit. A total of 4,040 tons of high-grade footwall ore from the 700 Deposit was mined and stockpiled on surface and will be shipped for processing over the next few weeks. An additional 1,500 tons of nickel ore have been mined and delivered to the Clarabelle Mill for processing.

Underground development of the Inter Main and East Main nickel deposits also continued during the shut down and development access to these two deposits will be achieved as planned and on schedule. The Inter Main and East Main Deposit will be accessible by the end of September and production ore from both of the deposits is expected early in 2004.

In addition, modifications and improvements to the McCreedy West crushing and sampling circuits were completed during the summer shut down and the surface and underground exploration programs on the McCreedy West-Levack Complex continued with five drill rigs.

The previously announced feasibility study on the PM Deposit was implemented during the summer with the start up of the exploration ramp into the PM Deposit. The ramp is approximately one third of the way to the PM Deposit and the first bulk sample is expected early in 2004.

Terry MacGibbon, President and CEO of FNX Mining, stated, “during the ore delivery interruption, the Sudbury Joint Venture continued its aggressive surface and underground exploration programs on its Sudbury Properties, improved the crushing and sampling facilities at the McCreedy West Mine, accelerated the underground development of its high-grade, nickel deposits and implemented feasibility studies on the PM Deposit and the recently announced Levack Resources. This work will allow us to accelerate the access and mining of our nickel deposits and to benefit from high nickel prices”.

Sudbury Joint Venture - General

The Sudbury Joint Venture is owned 75% by FNX (exploration operator) and 25% by Dynatec (mining operator). The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper, nickel, platinum, palladium, gold producers. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Inco Limited (see January 11, 2002 FNX press release) and FNX and Dynatec Corporation (see February 3, 2002 FNX and DY press release). For a detailed description of the properties and previous work, please go to the FNX website “www.fnxmining.com” and refer to FNX’s Annual Information Form dated May 9, 2003.

Anthony P. Makuch, M. Eng., P. Eng., M.B.A., and Dynatec’s Vice President, Sudbury Joint Venture Mining Operations, oversees mining activities on behalf of the Sudbury Joint Venture. James M. Patterson, Ph.D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and responsible for the verification and quality assurance of the Sudbury Joint Venture’s exploration data and analytical results. Please see the July 16, 2003 FNX news release for a description of sample preparation and assay procedures for the Sudbury Joint Venture.

This press release contains certain forward-looking statements. While these forward-looking statements represent our best current judgment, they are subject to a variety of risks and uncertainties, including the risk factors listed in FNX Mining’s Annual Information Forms posted on FNX’s website, that are beyond the company’s ability to control or predict and which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Terry MacGibbon, President and CEO

Tel: 416-628-5929, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,

FNX Website - www.fnxmining.com